[DORSEY & WHITNEY LLP LETTERHEAD]





AEI Fund Management XXI, Inc.
1300 Minnesota World Trade Center
30 East Seventh Street
St. Paul, Minnesota 55101

Gentlemen:

      We have acted as your counsel in connection with the proposed public offering of up to 24,000 limited partnership units (the "Units") in AEI Income & Growth Fund 24 LLC (the "Fund"). In such capacity we have examined Amendment No. 1 to the Registration Statement on Form SB-2 being filed with the Securities and Exchange Commission on or about the date hereof (the "Registration Statement"), the Preliminary Prospectus included in the Registration Statement (the "Prospectus"), the Operating Agreement included in the Registration Statement as Exhibit A (the "Operating Agreement"), and such other additional instruments and documents as we have deemed necessary or appropriate for purposes of this opinion. In our examination, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures and the capacity of each party executing a document to so execute such document.

     Our opinions below are based upon the facts described in the Registration Statement and upon facts as they have been represented to us by you or have been determined by us as of this date. Any alteration of such facts may adversely affect our opinion.

      Our  opinions are based upon the Internal Revenue  Code  of
1986, as amended (the "Code") and other provisions of existing law and currently applicable Treasury Department regulations ("Treasury Regulations"), current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change prospectively and retroactively. An opinion of counsel is predicated upon all of the facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guaranty of the current status of the law and should not be accepted as a guaranty that a court of law or an administrative agency will concur in the opinion. In issuing our opinion, we have followed the relevant professional standards, including American Bar Association Formal Opinion 346 (Revised), January 29, 1982, which direct a lawyer in issuing a tax shelter opinion to consider all material tax issues and to address fully and fairly in any offering materials all such issues that involve the reasonable possibility of a challenge by the Internal Revenue Service. We have also been guided by
Treasury Department Circular 230, which governs lawyers practicing before the Treasury Department.

      You have specifically asked for our opinion as to the material federal tax issues relating to an investment in the Fund which involve a reasonable possibility of challenge by the Internal Revenue Service or, where such an opinion cannot be rendered with respect to a material tax issue, you have asked us to describe the reasons for the inability to so opine. In response to that request, please be advised as follows:

1.  STATUS OF THE FUND AS A PARTNERSHIP FOR FEDERAL INCOME TAX
    PURPOSES

     Effective January 1, 1997, the Service substantially revised the Regulations under Code Section 7701. Under Section 301.7701-2(b) of the current Regulations, the following types of business entities are classified as corporations for federal income tax purposes: (1) entities organized under statutes which describe the entity as incorporated or as a corporation, body corporate or body politic; (2) entities which are "associations" under Regulation Section 301.7701-3; (3) business entities organized under a state statute which describes the entity as a joint-stock company or joint-stock association; (4) insurance companies; (5) state-chartered banks whose deposits are insured by the FDIC; (6) business entities wholly owned by a state or any political subdivision thereof; (7) entities taxable as a corporation under a provision of the Code other than Section 7701(a)(3); and (8) certain foreign entities. Under Regulation Section 301.7701-2(c), a partnership means any business entity not listed in clauses (1) through (8) and which has at least two members.

      Under current Regulation Section 301.7701-3, a business entity which is not classified as a corporation under clauses
(1),  (3), (4), (5), (6), (7) or (8) above (an "eligible entity")
having two or more members can elect to be classified as an association (and thus taxable as a corporation) instead of a partnership. Such an entity would then be treated as a corporation for federal income tax purposes pursuant to clause
(2)  above.   If  an  election is not made  as  provided  in  the
Regulations, an eligible entity with two or more members will automatically be classified as a partnership.

      As Managing Member to the Fund, you have represented to us that you will not cause the Fund to elect to be classified as an association under the current Regulations. Based upon that representation, we are of the opinion that the Fund will be classified as a partnership for federal income tax purposes.

2.  STATUS OF THE FUND AS A "PUBLICLY TRADED PARTNERSHIP"

      The Code contains several provisions that significantly change the tax treatment of "publicly traded partnerships" and the income and loss they generate. Under the Code, unless 90% of a publicly traded partnership's income is from passive-type investments, a publicly traded partnership will be taxed as if it were a corporation.

       The Code defines an entity as a "publicly traded partnership" if (i) interests in the entity are traded on an established securities market, or (ii) interests in such entity are readily tradeable on a secondary market (or the substantial equivalent thereof). Treasury Regulations under Section 7704 of the Code provide that an established securities market includes a national exchange registered under the Securities Exchange Act of 1934, or exempted therefrom because of limited volume, any regional or local exchange or any inter-dealer quotation system that regularly disseminates firm buy or sell quotations. The Regulations provide that a "secondary market" or its "substantial equivalent" exists if interests in the entity are regularly quoted by any person making a market in the interests, any person regularly makes available bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices, the holder of a partnership interest has a readily available regular and ongoing opportunity to sell or exchange the interest through a public means of obtaining or providing information of offers to by, sell or exchange the partnership interest, or there is any other opportunity to buy, sell or exchange interests in the partnership in a manner that is comparable to the foregoing.

      The Treasury Regulations provide for several "safe harbors" from the definition of "readily tradeable on a secondary market." Interests in an entity will not be considered readily tradeable on a secondary market or its substantial equivalent if the interests traded during the tax year represent two percent or less of the entity's capital or profits. Generally, transfers of interests by gift, at death, between family members, as a distribution from a retirement plan, as a large block, at original issue, through a qualified matching service or pursuant to certain redemption and repurchase agreements regardless of volume, will be disregarded for purposes of the safe harbor test above.

      Furthermore, Treasury Regulations provide that transfers of interests will be disregarded if they are made pursuant to a redemption or repurchase agreement whereby the partners may tender their interests for purchase by the entity, provided that
(1) the redemption or repurchase cannot occur until at least 60 calendar days after the member notifies the entity in writing of his or her intention to exercise the redemption or repurchase right, and (2) either (i) the redemption or repurchase price may not be established until at least 60 calendar days after receipt of the notification by the entity, or (ii) the redemption or repurchase price is established not more than four times during the entity's capital year and (3) the sum of the percentage interests in the entity's capital or profits transferred during the taxable year (other than in certain private transfers) does not exceed ten percent (10%) of the total interests in capital or profits.

     As Managing Member of the Fund, you have represented that:

(1)  The  Fund  will  not list the  Units   for  trading  on  an
     exchange, in the over-the-counter market, or in any inter-dealer quotation system;

(1)  Transfers   of  Units  will  be on an individual basis  and
     will not be negotiated in a time frame comparable to that which would be available on a secondary market;

(1) You will enforce the provisions of Section 7.7 of the Operating Agreement establishing the time periods for notification that a Limited Partner must give to the Fund in order to have the Fund repurchase Units from the Limited Partner, the limitations on the time periods during which the Fund will repurchase Units, and the limitation on the percentage of interests that you will redeem in accordance with the provisions of that section; and

(1) You will enforce provisions of Section 9.1 of the Operating Agreement allowing the managing member to refuse to recognize any transfer or refuse to repurchase any Units if such transfer or repurchase, together with all other transfers or repurchases of Units in the same calendar year other than Permitted Transfers, Qualified Matching Service Transfers, and transfers pursuant to the repurchase provisions of Section 7.7 of the Operating Agreement, would exceed two percent (2%) of the Units outstanding at the beginning of such calendar year.

     Based upon your representations, existing interpretations of the Service and the foregoing provisions of the Operating Agreement, and provided that any transfers are made in accordance with such interpretations and provisions, we are of the opinion that the Fund will not be considered a publicly traded partnership as contemplated by the Code.

3.  ALLOCATIONS AMONG MEMBERS

      The Operating Agreement allocates to each member, including investors as limited members, his, her or its distributive share of income, gain, loss, deduction, or credit. The Operating Agreement also provides for a specific allocation of Fund proceeds among the limited members and the managing members upon dissolution and termination of the Fund, upon the refinancing, sale, or other disposition of the Fund properties, and a specific allocation of cash flow. Section 704(b) of the Internal Revenue Code provides that the allocations under the Operating Agreement shall govern unless those allocations do not have substantial economic effect. In the event the allocations in the Operating Agreement do not have substantial economic effect, the distributive share of income, gain, loss, deduction, or credit (or item thereof) of each limited member and managing member shall be determined in accordance with the interest in the Fund held by such limited member or managing member.

      Regulations under Section 704(b) impose three requirements for an allocation to be deemed to have economic effect: (1) capital accounts must be maintained in accordance with the rules established in the final Regulations; (2) upon liquidation, liquidating distributions are required in all cases to be made in accordance with positive capital account balances; and (3) if a partner has a deficit balance in his or her capital account at the time of liquidation of the partner's interest in the entity, he or she must be unconditionally obligated to restore such negative balance to the partnership. The Regulations further provide an alternate test for economic effect. If requirements
(1) and (2) above are met and the entity contains a "qualified income offset," an allocation that does not cause or increase a deficit balance in a partner's capital account will be deemed to have economic effect.

      The Operating Agreement complies with requirements (1)  and
(2) above, and contains a "qualified income offset" provision. Therefore, assuming that throughout the term of the Fund, all the limited members and managing members have positive balances in their capital accounts (determined after adjusting such accounts for reasonably expected adjustments of the nature described in Treasury Regulation 1.704-1(b)(2)(ii)(d)(4), (5) and (6) and for the share of minimum gain under Treasury Regulation 1.704-2(g)(1) of each such limited member and managing member), the allocations made under the Operating Agreement should be deemed to have economic effect under Section 704(b) and the Treasury Regulations. As managing member, you have indicated that you believe that the limited members will maintain such a positive balance (after adjustment as set forth above) in their capital accounts throughout the term of the Fund. In the event the limited members were to have negative balances in their capital accounts (after adjustment as set forth above), the Operating Agreement provides that losses will not be allocated to the limited members.

      Under the Treasury Regulations, the economic effect of an allocation must also be "substantial" in order to be recognized for tax purposes. An allocation is generally treated as being "substantial" if there is a reasonable possibility that the allocation will affect substantially the dollar amounts the participants will receive from the entity, independent of tax consequences. However, the economic effect of an allocation is not substantial if (1) the after-tax economic consequences of at least one participant may be enhanced by the existence of the allocation, and (2) there is a strong likelihood that the after-tax economic consequences of no participant will be substantially diminished by the existence of the allocation. For purposes of this determination, tax attributes of the participants that are unrelated to the entity must be taken into account.

      It appears that the allocations provided for in the Operating Agreement will affect substantially the dollar amounts the limited members and managing members will receive from the Fund, and therefore satisfy the "substantiality" requirement of the Treasury Regulations. Although we are unable to make a determination as to the after-tax economic consequences to the limited members and managing members of the allocations given the inherently factual nature of this inquiry, we have no reason to believe that these consequences will result in failure to satisfy the "substantiality" requirement. Accordingly, it appears that the allocations provided for in the Operating Agreement will be found to be substantial under the Treasury Regulations.

       You have represented that the Fund will not incur indebtedness in connection with the acquisition of its properties and that any indebtedness it will incur will be structured as nonrecourse financing under applicable Treasury Regulations. Deductions with respect to nonrecourse financing (for example, depreciation on a building financed with nonrecourse debt) are referred to in the Regulations as "nonrecourse deductions." To establish substantial economic effect with respect to nonrecourse deductions, such deductions must be allocated in accordance with the participants' interests as determined by Regulations Section 1.704-2(e), which requires among other things that the partnership agreement contain a provision known as a "minimum gain chargeback." "Minimum gain" is defined as the amount of gain, if any, that would be realized by a partnership if it disposed of the property subject to the liability for no consideration other than the satisfaction of the liability. Thus, a minimum gain occurs each year the outstanding nonrecourse indebtedness at the end of the year exceeds the adjusted tax basis of the property at the end of the year. A "minimum gain chargeback" provision requires that, if there is a net decrease in partnership minimum gain for any taxable year, for that year each partner must be allocated items of partnership gain and income equal to that partner's share of the net decrease in partnership minimum gain, computed according to the manner prescribed in the Regulations. The Operating Agreement for the Fund contains a "minimum gain chargeback" and appears to otherwise comply with the requirements of Regulations Section 1.704-2(e).

     It is our opinion, therefore, as of the date of this letter, that, assuming that all the limited members and managing members have positive balances in their respective capital accounts (determined after adjusting such capital accounts as noted above) throughout the term of the Fund and that the after-tax economic consequences of the allocations made pursuant to the Operating Agreement do not violate the "substantiality" requirement imposed by the Regulations, it is more likely than not that the allocations to a limited member, if properly made in accordance with the Operating Agreement, will have substantial economic effect within the meaning of Section 704(b) of the Code. We are unable to render an opinion on the allocation of losses or deductions where the limited members have negative balances in their respective capital accounts (adjusted as noted above) given the absence of an unlimited deficit restoration obligation by any of the limited members. It is assumed for purposes of this opinion that the allocations in the Operating Agreement do not, by design or in practice, provide for allocations to limited members based on their individual tax situation or status. Because the interpretation of certain aspects of the Regulations under Section 704(b) is still uncertain, we can give you no assurance that the allocations contained in the Operating Agreement will not be challenged by the Service.

4.  DEPRECIATION DEDUCTIONS

      Allocation of the purchase price of a property among the various depreciable and nondepreciable assets is a factual question, and there can be no assurance that the allocations made by the managing members on behalf of the Fund will be accepted by the Service. Because none of the Fund's properties have been acquired and the issue depends on facts that are not yet determined, we have not rendered an opinion on this issue.

5.  LEASES

      The Service has taken the position in certain situations that lease transactions should be treated as financing transactions with the result that, for federal income tax purposes, the lessor of the property is not treated as the owner and is not entitled to take depreciation and other deductions with respect to his or her investment. In several cases the Service has been sustained in court on this issue. In this regard, the Service has promulgated guidelines in Revenue Procedure 75-21, 1975-1 C.B. 715, indicating the conditions that must be satisfied in order to obtain an advance ruling that the lessor is the owner of property for federal income tax purposes. Some of these conditions may not be met by the Fund in its anticipated net leasing of the properties. Nevertheless, Revenue Procedure 75-21 expressly states that the guidelines do not define, as a matter of law, whether a transaction is or is not a lease and are not intended to be used for audit purposes.

      In recent cases in which the ownership status of the lessor
has   been  upheld  for  tax  purposes,  the  courts  have  given significant weight to such factors as (1) the presence of a third-party lender; (2) the possibility that the lessor will obtain material non-tax benefits from its ownership of the property; and
(3) the structuring of purchase options granted to the lessee in such a fashion that the purchase price is "fair" and there is no "economic compulsion" on the part of the lessee to purchase the property pursuant to such options. Moreover, in several recent cases, the courts rejected arguments by the Service that such factors as the net nature of the lease, the nonrecourse nature of the mortgage loan or the equivalence of rental payments due under the lease to debt service payments due under the mortgage loan evidence a lack of ownership by the lessor for tax purposes. SEE, E.G., DUNLAP V. COMMISSIONER, 74 T.C. 1377 (1980); SANDERSON
V. COMMISSIONER, 50 T.C. 1033 (1985); HILTON V. COMMISSIONER, 671 F.2d 316 (9th Cir. 1982).

      We have reviewed leases entered into by prior programs sponsored by the managing member and their affiliates. These leases have, in general, contained terms indicative of ownership in accordance with the factors enumerated above. As managing member you have represented that you will continue to attempt to enter into leases that will result in the Fund being treated as the owner of the leased property. Because, the characterization of transactions as leases involves analysis of complex factual situations under evolving judicial doctrines and, because the Fund has not yet entered into any leases and no analysis thereof is possible, we are not opining on the status of the Fund as owner and lessor of properties.

      Under Section 467 of the Code, a lessor may be required to accrue rental income for income tax purposes during a taxable period in amounts that differ from the actual rental payments received during such period if (i) rental payments are made after the close of the calendar year following the calendar year in which the use of the property occurs, or (ii) rental payments increase over the term of the lease ("Section 467 Lease").

      If a lease is a Section 467 Lease but is not a disqualified leaseback or long-term agreement described below, the lessor must include in current income for any period rentals allocated by the lease to that period plus the present value of rentals allocated to such period but not paid until future periods. Accordingly, unless such a Section 467 Lease allocates rent to periods earlier than the payment date of such rent, Section 467 should not have any effect on the taxable income from such lease.

      If a lease that is a Section 467 Lease does not allocate rent to specific periods or, subject to certain exceptions, (i) is entered into in a leaseback transaction, or (ii) is for a term of in excess of 75% of the statutory recovery period for the property subject to the lease, and (iii) provides for increasing rents to avoid income taxation (a "disqualified leaseback or long-term agreement"), the lessor may be required to disregard actual rental payments and accrue and recognize as income in each lease period a constant amount which, if paid as of the close of each lease period under the rental agreement, would result in an aggregate present value equal to the present value of the aggregate payments required under the agreement.

      Treasury Regulations adopted in May 1999 provide that a leaseback or long-term agreement will not be "disqualified" unless (1) the total value of the rental payments reasonably expected to be made as of the date of the rental agreement exceeds $2 million, and (2) a principal purpose for providing for increasing or decreasing rent is the avoidance of federal income tax. The avoidance of federal income tax will not be considered a principal purpose for providing for increasing or decreasing rent if either one of the following is true: (1) the rent allocated to each calendar year does not vary from the average rent allocated to all calendar years by more than 10%; or (2) all of the increases and decreases in rent are attributable to one or more of the following provisions: (i) a rental increase provision based on a percentage of the lessee's receipts, (ii) an adjustment based on a "reasonable price index," (iii) a provision requiring the lessee to pay third-party costs, or (iv) a rent holiday provision allowing reduced or no rent for a period at the beginning of the lease term if certain conditions are met.

      Lessors under leaseback or long-term agreements who are not required to accrue a constant amount must, upon disposition of the property subject to the lease, recapture as ordinary income the lesser of (i) the difference between the amount which would have been taken into account had the lessor been required to accrue a constant amount and the amount actually taken into account for the periods prior to the disposition or (ii) the gain realized.

      We have reviewed leases used by affiliated programs of the Fund and it appears that some may qualify as Section 467 Leases. In certain instances, such agreements may require accrual of a constant amount or may require recapture on the disposition of the property subject to the lease. Because the Fund has not yet entered into any lease agreements, it is not possible for use to determine what treatment of the Fund's leases may be required under Section 467 and we are therefore not opining on this matter.

6.  CHARACTER OF GAIN ON LOSS ON DISPOSITION OF PROPERTIES

      Any gain or loss on the sale or other disposition of property that is held by the Fund as a "dealer" at the time of the sale or other disposition will be taxed as ordinary income or loss, as the case may be, rather than at the lower rates applicable to long-term capital gains. Because the characterization of the Fund as a "dealer" depends upon facts that cannot be known at the present time, we are not able to issue an opinion as to whether the Fund will be considered to be a "dealer."

7.   ORGANIZATION AND SYNDICATION COSTS AND OTHER PAYMENTS TO THE
     MANAGERS

      Section 709 of the Code denies the Fund a deduction for amounts paid or incurred in connection with the issuance or marketing of Units ("syndication expenses"). However, under Sections 709 and 195 of the Code, amounts paid or incurred to organize  the  Fund ("organization expenses"), or  to  create  an active trade or business conducted by the Fund ("start-up expenses") may be amortized over a period of not less than 60 months. You will allocate expenses, including expenses representing reimbursements to you and your affiliates as managing member, between syndication, organization and start-up and may amortize certain organization and start-up expenses. Because such allocations have not been made and their deductibility is inherently factual in nature, we have rendered no opinion on the deductibility of the expenses so allocated.

      Further, the Service has in several cases successfully challenged the deductibility of management expenses paid to general partners and may allege that such expenses reimbursed to the managing members of the Fund are not currently deductible by the Fund. We understand that the Fund will deduct such expenses under Code Section 707(a) (transactions between a limited liability company and a member acting in a capacity other than as a member of the limited liability company) or under Section 707(c) ("guaranteed payments" that are determined without regard to the income of the limited liability company), and such expenses will be paid for necessary and ordinary services rendered to the Fund. Upon audit, the Service may challenge the Fund's allocation of expenses, either on the basis of the nature of the reimbursements paid or on the basis that the reimbursements were paid to the managing member or an affiliate for performing services within the normal scope of their duty as managing members and, therefore, may not be deducted. The deductibility of such reimbursements to be paid to the managing member or an affiliate ultimately will depend upon, among other things, a factual determination of the nature of the services performed and cannot be predicted with certainty. We have not rendered an opinion on the deductibility of these expenses because their deductibility is inherently a factual issue that depends upon their amount or the appropriateness of the relevant items for reimbursement.

8.  PASSIVE ACTIVITY LOSSES

      Under Section 469 of the Code, losses from a "passive activity" are deductible only to the extent of the income from such activity and other passive activities. Passive activity losses that are not deductible because of inadequate passive activity income are carried forward and become deductible against future passive activity income or upon complete liquidation of the taxpayer's interest in the activity. Credits from passive activities are, in general, limited to the tax attributable to income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate and presumptively include holders of a limited liability company interest such as Units in the Fund. Accordingly, to the extent losses or deductions from passive activities of the Fund, when combined with deductions from all other passive activities of a limited member, exceed the limited member's income from passive activities, the excess losses or deductions will be suspended and carried forward to future years until applied.

       Gross income from interest, dividends, annuities or royalties not derived in the ordinary course of a trade or business, expenses allocable to such gross income, and gain or loss attributable to the disposition of property producing such gross income or property (other than an interest in a passive activity) held for investment, are not taken into account in computing income or loss from passive activity but, instead, are considered "portfolio income items." If a limited liability company holds assets producing portfolio income items in addition to the assets used in its trade or business, the gross income (and gain or loss) from and expenses allocable to such portfolio assets are considered to arise from an activity which is separate from any passive activity engaged in by the limited liability company. Also, that portion of any gain from the sale of an interest in such a limited liability company will be considered a portfolio income item to the extent the underlying assets determined on an applicable date generate portfolio income items. Income, gain or loss attributable to an investment of working capital is treated as a portfolio income item.

      The taxpayer's net aggregate loss and net aggregate credit from passive activities are to be allocated to activities, and within activities, on a pro rata basis as prescribed by Treasury Regulations. Whether a particular property constitutes a single activity or part of a larger activity is relevant in determining the amount of suspended passive losses (if any) for the activity and whether suspended passive losses (if any) are deductible upon disposition of such property.

     Under IRS regulations, the Fund will have some discretion as to whether to treat each of the properties that it acquires and leases as a separate "activity" for purposes of the passive activity loss rules, or to aggregate some or all of its properties as a single "activity." If the Fund chose to treat the operation of different properties as a single activity, the limited members would be required to adopt the same treatment on their own tax returns. The aggregation or separation of the Fund's operations with respect to different properties as a single "activity" or as multiple "activities" can have tax consequences to the limited members when the Fund finally disposes of a property. Upon complete disposition of an interest in a passive activity, previously suspended passive losses attributable to that activity, as well as any losses sustained from the operation of the activity during the year of disposition and any loss realized on the disposition, can be used to offset income from other sources, including non-passive income.

       In our opinion, and subject to Treasury Regulations which may be adopted in the future, it is more likely than not that :

      (1) the real estate rental activities of the Fund, from which the Fund does not derive the equivalent of a guaranteed return or portfolio income or other item not allocable thereto, will constitute passive activities with respect to a limited member, and therefore that a limited member's distributive share of Fund income or loss (computed without taking into account portfolio income items and other non-passive activity items, if any) will constitute income or loss from passive activities;

      (2) interest income earned on the proceeds of the offering of Units prior to the investment of such proceeds in real property and income (or loss) attributable to working capital investments will be treated as portfolio income items, and losses from passive activities will not offset an limited member's share of income derived from such portfolio income items.

CONCLUSION

     Subject upon the foregoing we hereby confirm that it is our opinion that the material tax benefits, in the aggregate, that are a significant feature of an investment in the Fund are more likely than not to be realized as contemplated in the "Income Tax Aspects" section of the Prospectus, subject to the qualifications stated therein.

      This opinion of counsel is based solely upon the facts set forth herein and in the Prospectus. To the extent that any facts contained in the Prospectus or in this opinion prove not to be true it is possible that the conclusion in this opinion might be changed.


      We  consent to the filing of this opinion as an exhibit  to the  Registration  Statement and to the reference  to  this  firm
under  the  captions  "Legal  Opinions"  and  "Experts"  in   the
Prospectus.



Dated: March 6, 2001

                                        Very truly yours,



                                        DORSEY & WHITNEY LLP